Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

SETTLING IN ON THE NEW FRONTIER

Kinshasa, DRC, 27 January 2015   –   Following the successful completion of the first phase of its development, the Kibali gold mine is now well advanced into the second and final phase which will take it to full production by 2018, Randgold Resources chief executive Mark Bristow told a media briefing here today. Randgold is developing and operating the mine, which it owns in partnership with AngloGold Ashanti and the Congolese parastatal SOKIMO.

Bristow said with the final commissioning of the metallurgical plant and the first of three hydropower plants, Kibali was now operating at design with the ramp up having delivered against plan. The priorities for the current year were to advance the development of the underground mine, which will complement the existing open-pit operations, ramp up annual production to 600 000 ounces, commission the second hydropower plant and start work on the third, and continue expanding and upgrading the local skills base.

He noted that the past year had also seen the finalisation of the resettlement programme, including the completion of the Catholic Church complex in the new model town of Kokiza, the expansion of the local road network to 350 kilometres, and Randgold’s ongoing support for the development of a robust local economy. Since the start of the project, Randgold has awarded business valued at more than $650 million to Congolese-owned companies while its engagement with local co-operatives has created more than 400 non-mining jobs.

“Our nurturing of Congolese contractors by providing them with capital, technical advice and an order base is enabling us to source many of our requirements locally, without compromising on price or quality,” Bristow said. “All road and civil construction related to our hydropower plants is being carried out by Congolese contractors, for example, and by the end of the year, we aim to have at least half of our trucking handled by local truckers.”

Despite the size and complexity of the operation and the high level of activity on site, Kibali is maintaining a good safety record, recently posting two million lost time injury free hours. The local incidence of malaria, which kills more people in Africa than any other disease, has been reduced by 55% since the start of the project in 2011.

“As we’ve said from the start, we believe Kibali could be the engine that drives not just the transformation of its region but also the foundation for the development of a new mining frontier in north east Congo to rival Katanga. One of our key objectives is to show the rest of the world that the country is a safe and attractive destination for new investment which is needed to develop its extensive mineral potential,” Bristow said.

“Achieving that goal will, however, require the active involvement and support of the Congolese government. In its present form, the country’s proposed new mining code will deter rather than attract investors, which is why Randgold is committed to working with the authorities to produce a code capable of competing with those of rival exploration and mining destinations. Other issues that require government’s attention are the maintenance of law and order in a dynamic environment, the perennial problem of illegal mining and the overdue settlement of TVA reimbursement.”

ENQUIRIES:

Mark Bristow Kibali chairman & Randgold CEO +44 788 071 1386	Willem Jacobs Randgold GM operations Central & East Africa +243 991 001 222	Kathy du Plessis Randgold investor & media relations +44 20 7557 7738 / randgold@dpapr.com

Graham Shuttleworth Randgold financial director +44 779 771 1338	Cyrille Mutombo Randgold Country Manager DRC +243 990 104 774 / +243 815 035 976	Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.